FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the followings:

1.	Press release dated May 16, 2007 regarding announcement on consolidated financial results for fiscal 2006

2.	Press release dated May 16, 2007 regarding announcement on GE, Hitachi sign formation agreement for global nuclear energy business alliance.

3.	Press release dated May 16, 2007 regarding announcement on profile of new nuclear business company Hitachi-GE Nuclear Energy, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: May 22, 2007	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results for Fiscal 2006

Tokyo, May 16, 2007 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for fiscal 2006, ended March 31, 2007.

Notes:	1. All figures, except for the outlook for fiscal 2007, were converted at the rate of 118 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 30, 2007.

2. Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Business Results and Financial Position

1-1. Summary of Fiscal 2006 Consolidated Business Results

Business Environment

During fiscal 2006, ended March 31, 2007, the global economy remained strong. The U.S. economy, although experiencing a sustained downturn in housing investment, continued to expand on the back of healthy consumer spending and exports. In the EU, the economies of member countries were generally strong, with exports and capital investment growing in Germany, France and the U.K. The Chinese economy sustained a high rate of growth led by rising exports and increased investment in fixed assets. Other Asian economies were also buoyant, with India, for example, enjoying increased foreign investment and growing exports. The exports of ASEAN countries also expanded.

The Japanese economy, meanwhile, remained on a moderate recovery path as production expanded, driven by capital investment and exports.

Business Results

(1) Summary of Fiscal 2006 Consolidated Business Results

	Year ended March 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	10,247.9	8%	86,847
Operating income	182.5	(29)%	1,547
Income before income taxes and minority interests	202.3	(26)%	1,715
Income before minority interests	39.5	(67)%	335
Net loss	(32.7)	—	(278)

Hitachi’s consolidated revenues were 10,247.9 billion yen, up 8% year over year, reflecting growth in a number of segments. The Information & Telecommunication Systems segment posted higher revenues on growth in sales of storage-related products and services, as did the Electronic Devices segment due to increased sales of small and medium-size LCDs and other factors. Other segments that recorded year over year increases were the Power & Industrial Systems segment mainly due to higher sales of automotive systems and construction machinery, the Digital Media & Consumer Products segment on growth in flat-panel TVs, and the High Functional Materials & Components segment, mainly due to increased sales of components and materials for electronics- and automotive-related fields.

Overseas revenues climbed 14%, to 4,154.2 billion yen. Revenues were higher year over year in all regions and industry segments. The Information & Telecommunication Systems and Power & Industrial Systems segments grew in Asia, including China, and Europe.

Consolidated operating income dropped 29%, to 182.5 billion yen despite growth in the Electronic Devices, High Functional Materials & Components, and Logistics, Services & Others segments. The overall decline in operating income mainly reflected lower earnings in the Information & Telecommunication Systems and Power & Industrial Systems segments as well as a higher operating loss in the Digital Media & Consumer Products segment.

Other income increased 18%, to 102.9 billion yen. Other deductions increased 21%, to 83.1 billion yen, chiefly as a result of an increase in losses on the disposal of fixed assets.

As a result, Hitachi recorded income before income taxes and minority interests of 202.3 billion yen, down 26% year over year. After income taxes of 162.8 billion yen, Hitachi posted income before minority interests of 39.5 billion yen. However, Hitachi posted a net loss of 32.7 billion yen, against net income of 37.3 billion yen in the previous fiscal year.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Year ended March 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,472.2	5%	20,951
Operating income	60.3	(29)%	511

Information & Telecommunication Systems revenues rose 5%, to 2,472.2 billion yen. Software and services revenues were higher than in fiscal 2005 due to strong sales in services, including outsourcing and solutions businesses particularly for financial institutions. Hardware revenues also rose, the result of higher sales of storage products, ATMs and other products.

Operating income dropped 29%, to 60.3 billion yen. Earnings in software and services were on a par with fiscal 2005. The increase in earnings in services accompanying higher sales came despite the absence of a gain recorded in fiscal 2005 for the return of the substitutional portion of the employees’ pension fund at a consolidated subsidiary. However, despite higher earnings in disk array subsystems, hardware recorded an operating loss due to a wider loss in HDD operations and substantial investments in the development of next-generation telecommunications equipment and servers.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the year ended March 31, 2007 include operating results of Hitachi GST for the period from January through December 2006.

[Electronic Devices]

	Year ended March 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,287.4	7%	10,911
Operating income	45.7	124%	388

Electronic Devices revenues increased 7%, to 1,287.4 billion yen. This was mainly due to continued higher sales at Hitachi High-Technologies Corporation and growth in sales of small and medium-size LCDs, the result of implementing structural reforms which focused resources in the display business.

Operating income climbed 124%, to 45.7 billion yen, as the display business moved into the black due to the success of reform initiatives and Hitachi High-Technologies reported higher earnings.

[Power & Industrial Systems]

	Year ended March 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	3,022.2	8%	25,613
Operating income	36.3	(61)%	308

Power & Industrial Systems revenues rose 8%, to 3,022.2 billion yen. This reflected strong sales of elevators and escalators and industrial equipment, as well as higher sales at Hitachi Construction Machinery Co., Ltd. In addition, the effect of Clarion Co., Ltd. which became consolidated subsidiaries in December 2006, is reflected.

The segment posted operating income of 36.3 billion yen, down 61% from fiscal 2005, despite strong earnings at Hitachi Construction Machinery and higher earnings from automotive systems, elevators and escalators, industrial equipment and certain other businesses. This loss was mainly attributable to lump-sum charges in the power systems business to cover the repair costs for turbine damage at certain nuclear power plants and cost overruns in construction an overseas thermal power plant.

Note:	On April 1, 2006, Hitachi Air Conditioning Systems Co., Ltd. (Power & Industrial Systems segment) and Hitachi Home & Life Solutions, Inc. (Digital Media & Consumer Products segment) were merged to form Hitachi Appliances, Inc. The new company belongs to the Digital Media & Consumer Products segment.

[Digital Media & Consumer Products]

	Year ended March 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,506.0	15%	12,763
Operating loss	(58.4)	—	(495)

Digital Media & Consumer Products segment revenues rose 15%, to 1,506.0 billion yen, mainly due to the effect of merging Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. in April 2006, as well as growth in sales of plasma and other flat-panel TVs, DVD camcorders and home appliances such as high-value-added models of refrigerators and washer-dryers.

However, the segment posted an operating loss of 58.4 billion yen, 22.6 billion yen more than in fiscal 2005. This loss primarily reflected falling prices of flat-panel TVs, DVD recorders and other products, and sluggish sales of certain products such as room air conditioners.

Note:	On April 1, 2006, Hitachi Air Conditioning Systems Co., Ltd. (Power & Industrial Systems segment) and Hitachi Home & Life Solutions, Inc. (Digital Media & Consumer Products segment) were merged to form Hitachi Appliances, Inc. The new company belongs to the Digital Media & Consumer Products segment.

[High Functional Materials & Components]

	Year ended March 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,794.5	12%	15,208
Operating income	132.3	20%	1,122

Segment revenues increased 12%, to 1,794.5 billion yen on the back of strong sales at Hitachi Metals, Ltd., principally in the electronics- and automotive-related fields; higher sales at Hitachi Chemical Co., Ltd., mainly in the semiconductor-related field; and increased sales of wires and cables and other products at Hitachi Cable, Ltd.

Operating income climbed 20%, to 132.3 billion yen due to higher earnings at Hitachi Metals, Hitachi Chemical and Hitachi Cable, the result of higher sales and the benefits of cost cutting.

[Logistics, Services & Others]

	Year ended March 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,213.5	0%	10,284
Operating income	20.2	4%	171

Segment revenues were 1,213.5 billion yen, on a par with fiscal 2005. While sales grew at Hitachi Transport System, Ltd., mostly in the third-party logistics solutions business, overseas sales subsidiaries saw sales decline year over year.

The segment posted a 4% increase in operating income, to 20.2 billion yen, the result of higher earnings at Hitachi Transport System and other factors.

[Financial Services]

	Year ended March 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	500.0	(3)%	4,238
Operating income	23.5	(33)%	199

Segment revenues decreased 3%, to 500.0 billion yen, with revenues at Hitachi Capital Corporation on a par with fiscal 2005.

Segment operating income dropped 33%, to 23.5 billion yen, mainly due to lower earnings at Hitachi Capital.

(3) Revenues by Market

	Year ended March 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	6,093.6	5%	51,641
Outside Japan	4,154.2	14%	35,206
Asia	1,859.6	15%	15,760
North America	1,057.3	9%	8,961
Europe	869.0	16%	7,365
Other Areas	368.2	22%	3,120

In fiscal 2006, revenues in Japan rose 5% year on year, to 6,093.6 billion yen.

Outside Japan revenues increased 14%, to 4,154.2 billion yen. Revenue growth was particularly strong in China and elsewhere in Asia. Revenues were also higher in North America and Europe.

As a result, the ratio of overseas revenues to consolidated revenues rose by 3-percentage points year over year to 41%.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment, excluding leasing assets, rose 32%, to 522.9 billion yen, mainly due to investments to increase output of HDDs, plasma display panels, automotive-related parts and high functional materials. Depreciation, excluding leasing assets, increased 5%, to 346.4 billion yen. R&D expenditures, which are primarily used to accelerate the launch of new businesses, strengthen frontier and basic research, and upgrade development capabilities in HDD-, automotive- and digital media-related fields, increased 2%, to 412.5 billion yen, and corresponded to 4.0% of revenues.

Outlook for Fiscal 2007

	Year ended March 31, 2008
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	10,500.0	2%	95,455
Operating income	290.0	59%	2,636
Income before income taxes and minority interests	300.0	48%	2,727
Income before minority interests	130.0	229%	1,182
Net income	40.0	—	364

In terms of the outlook for the global economy, Hitachi expects more healthy growth with only a moderate slowdown. Hitachi expects the U.S. economy, supported by firm consumer spending, to reaccelerate in the second half of fiscal 2007 after the end of inventory cutbacks. EU economies are also forecast to continue growing. Furthermore, China is expected to maintain a high rate of growth, although a slight slowdown is anticipated due to financial tightening. Other economies in Asia are expected to continue their strong growth, paced by exports.

The forecast for the Japanese economy is for more moderate growth underpinned by strong private-sector plant and equipment investment and consumer spending, although the pace of expansion is expected to slow.

However, the outlook for the business environment is difficult to predict due to a number of areas of concern. These include a slowdown in the global economy, centered on the U.S.; deeper inventory cutbacks in IT and digital-related products; resurgent raw materials prices; and sudden strengthening of the yen against the U.S. dollar.

Under these circumstances, Hitachi is forecasting the results shown above for fiscal 2007, the year ending March 31, 2008. Hitachi is continuing to push ahead with business reforms targeting future business development. Hitachi plans to form new companies in the U.S. and Canada in June 2007, and a new company in Japan in July through a strategic alliance in the nuclear power business with General Electric Company. Moreover, Hitachi will continue efforts to promote collaborative creation with customers, create new businesses and strengthen targeted businesses by maximizing the use of its resources, such as R&D and marketing capabilities, personnel and its funding system. Also, Hitachi will continue to leverage group-wide synergies to reduce procurement costs, business expenses, IT operational costs and other costs by strengthening buying power and standardizing and integrating business operations. Hitachi is implementing business restructuring measures to build a high-earnings framework and to reinforce its financial position.

In HDD, flat-panel TV, power systems and other businesses where there are currently issues with profitability, Hitachi is implementing wide-ranging countermeasures to improve its development capabilities, cost competitiveness, marketing activities, management capabilities and other areas of its operations for quickly making these business profitable. Furthermore, expanding overseas business, Hitachi will work to become more competitive on a consolidated basis and to establish a more powerful earnings base by driving forward structural reforms that target an operating margin of 5% in fiscal 2009.

Projections for fiscal 2007 assume an exchange rate of 110 yen to the U.S. dollar and 145 yen to the euro.

Progress With Corporate Strategy

(1) Corporate Strategy and Targeted Management Indicators

In November 2006, the Hitachi Group released a corporate strategy to promote collaborative creation and profits. With a rigorous focus on a market-oriented approach and profit creation as the basic policy, the aim is to establish a structure that consistently generates high profits through the execution of key initiatives—implementation of management based on FIV* (Future Inspiration Value), Hitachi’s original benchmark based on the estimated cost of capital; creation of a business portfolio with higher profitability; promotion of group management; and innovation in collaboration with partners and Group companies.

In line with this management policy, Hitachi will work to build a business portfolio for stable, high profits by strengthening its social innovation business, which consists of social infrastructure, industrial infrastructure, life infrastructure and information infrastructure businesses. This will be supported by efforts to maximize synergies with the infrastructure technology/products business that underpins social innovation business operations.

Moving forward, Hitachi will continue to make aggressive investments in growth businesses while rigorously executing business structural reforms. Leveraging intellectual property including experiences, knowledge and expertise gained from the Group’s expansive business domains, Hitachi is determined to give full play to its true collective strengths to create added value. Through these initiatives to become more profitable, Hitachi aims to achieve an operating margin of 5% in the near term, as a minimum requirement for being ranked among the world’s leading corporate groups. Combined with a powerful drive to reduce assets, including trade receivables and inventories, Hitachi aims to raise the return on assets. Through these and other actions, Hitachi has set the goal of maintaining a single-A grade long-term credit rating by increasing asset efficiency and strengthening its financial position.

Hitachi will also enhance corporate social responsibility initiatives and reinforce corporate governance with a view to increasing the corporate value of the Group over the long-term. Hitachi will also examine measures that enable it to respond in a fair and neutral manner to any external threats to corporate value.

(*)	FIV is Hitachi’s economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

(2) Initiatives

The Hitachi Group has worked to strengthen its competitiveness on a consolidated basis by continuing to make substantial investments in businesses targeted for growth and, at the same time, pushing ahead with ongoing structural business reforms.

In fiscal 2006, with the aim of strengthening its social and industrial infrastructure businesses, Hitachi transferred parts of its Industrial Systems Group to Hitachi Plant Engineering & Construction Co., Ltd. At the same time, Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. were merged into Hitachi Plant Engineering & Construction, which was renamed Hitachi Plant Technologies, Ltd. Furthermore, to bolster the Car Information Systems (CIS) business, Hitachi made Clarion Co., Ltd. a subsidiary through a tender offer bid. And to strengthen the air conditioning and home appliance business, Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. were merged. Moreover, the magnet business was bolstered through a tender offer by Hitachi Metals, Ltd. for the remaining shares of NEOMAX Co., Ltd., followed by a resolution approving a merger between NEOMAX and Hitachi Metals. In another move, Hitachi and GE agreed to form a global strategic alliance with the goal of expanding the nuclear power business, and Hitachi also decided to subscribe to Nidec Corporation’s tender offer for the shares of Hitachi subsidiary Japan Servo Co., Ltd. *

(*)	Hitachi subscribed to the tender offer and sold shares in April 2007.

1-2. Financial Position

Financial Position

	As of March 31, 2007
	Billions of yen	Change from March 31, 2006	Millions of U.S. dollars
Total assets	10,644.2	623.0	90,206
Total liabilities	7,127.7	651.0	60,404
Interest-bearing debt	2,687.4	268.4	22,775
Minority interests	1,073.7	36.9	9,100
Stockholders’ equity	2,442.7	(64.9)	20,702
Stockholders’ equity ratio	22.9%	2.1 point deterioration	—
D/E ratio (including minority interests)	0.76 times	0.08 point deterioration	—

Total assets as of March 31, 2007 were 10,644.2 billion yen, an increase of 623.0 billion yen from March 31, 2006. This increase was mainly due to the consolidation of Clarion. Interest-bearing debt increased 268.4 billion yen, to 2,687.4 billion yen. Stockholders’ equity declined 64.9 billion yen, to 2,442.7 billion yen due to the net loss. As a result of these changes, the stockholders’ equity ratio declined by 2.1 points compared with March 31, 2006, to 22.9%. The debt-to-equity ratio (including minority interests) deteriorated 0.08 of a point to 0.76 times due to the increase in interest-bearing debt and decrease in stockholders’ equity.

Cash Flows

	Year ended March 31, 2007
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	615.0	(75.8)	5,212
Cash flows from investing activities	(786.1)	(284.8)	(6,662)

Free cash flows	(171.1)	(360.6)	(1,450)

Cash flows from financing activities	121.2	382.8	1,028

Operating activities provided net cash of 615.0 billion yen, 75.8 billion yen less than one year earlier.

Investing activities used net cash of 786.1 billion yen, 284.8 billion yen more than fiscal 2005. This was the result of an increase in capital investment, particularly in businesses targeted for growth, in addition to outflows for the purchase of shares of Clarion and NEOMAX through tender offer bids.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 171.1 billion yen, 360.6 billion yen less than the inflow in the previous fiscal year.

Financing activities provided net cash of 121.2 billion yen, 382.8 billion yen more the cash provided than in the previous fiscal year, mainly due to higher borrowings.

The net result of the above items was a 40.3 billion yen decrease in cash and cash equivalents to 617.8 billion yen.

Trend of cash flow index

	Year ending March 31, 2006	Year ending March 31, 2007
Shareholders’ equity ratio (%)	25.0	22.9
Equity ratio based on market value (%)	27.7	28.6
Cash flow to interest-bearing debt ratio	3.5	4.4
Interest coverage ratio (times)	20.8	16.3

*	Shareholder’s equity ratio: Shareholders’ equity / Total assets
*	Equity ratio based on market value: Market capitalizations / Total assets
*	Cash flow to interest-bearing debt ratio: Interest-bearing debt / Cash flows from operating activities
*	Interest coverage ratio: Cash flows from operating activities / Interest charges

Note:	Market capitalization is computed based on the number of issued shares, excluding treasury stock

1-3. Basic Policy on the Distribution of Earnings and Fiscal 2006 and 2007 Dividends

Hitachi has positioned the expansion of overall profits for shareholders over the long term as an important management goal.

In the energy, information, social infrastructure and other industrial fields in which Hitachi’s main business segments are active, ensuring competitiveness and increasing earnings amid rapid technological innovation and structural changes in markets requires substantial upfront investments, such as in the form of capital expenditures and research and development. For this reason, Hitachi sets dividends by taking into consideration a range of factors, including its financial condition, results of operations and payout ratio. This policy is motivated by the desire to ensure the availability of sufficient internal funds for reinvestment based on medium- and long-term business plans, as well as to ensure the stable growth of dividends.

Regarding the repurchase of its own shares, Hitachi has adopted a flexible stance toward supplementing dividends through share buybacks, viewing this as a measure for returning profits to shareholders. In doing so, it takes into consideration its business plans and financial condition, market conditions and other factors. Hitachi will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value.

Based on the above policies, Hitachi plans to pay a dividend of 6 yen per share applicable to fiscal 2006. The dividend for fiscal 2007 is still undecided.

1-4. Business Risk and Other Risks

The Hitachi Group is engaged in a broad range of business activities on a global scale. Furthermore, the group uses highly sophisticated and specialized technologies and information to conduct these businesses. As a result, business activities are vulnerable to a diverse array of risk factors.

Major risk factors include, but are not limited to, economic trends in major markets; changes in foreign exchange rates; rapid technological innovations; intense competition; supply and demand balance; the procurement of raw materials and components; the ability to acquire companies, conduct mergers and form strategic alliances; progress in business restructuring; overseas business activities; recruiting activities; protection, maintenance and acquisition of intellectual property; litigation and other legal proceedings; product and service quality and liability; natural disasters and similar events; information security; governmental regulations; trends in capital markets; and retirement benefit liabilities.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events, which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

2. Management Policy

Basic Management Policy and Strategy

Amid intensifying competition in world markets, the Hitachi Group has been expanding its business through development of Hitachi and its related companies (subsidiaries and affiliated companies). Hitachi aims to step up its development by delivering competitive products and services imbuing higher value for customers. By taking full advantage of the diverse resources of the Hitachi Group while at the same time reviewing and restructuring businesses, Hitachi will bolster its competitiveness. This process will be consistent with Hitachi’s basic management policy, which is to increase shareholder value by meeting the expectations of customers, shareholders, employees and other stakeholders.

Details of “Targeted Management Indicators” and “Medium- and Long-term Management Strategy” can be found on page 8 of this press release and have therefore been omitted from this section.

Problems Facing Hitachi Group

The Hitachi Group will draw on its full resources to implement the following measures aimed at achieving a quick recovery in profitability in accordance with its basic policy to “promote collaborative creation and profits.”

-	All businesses will be thoroughly managed using FIV, an economic value-added evaluation index unique to the Company, and businesses will be reorganized and strengthened as necessary based on their FIV performance.

-	New value that anticipates market needs will be offered to customers by strengthening Group proposal-based sales capabilities.

-	Effective consolidated business management will be ensured by strengthening collaborative creation within the Hitachi Group. At the same time, the number of consolidated subsidiaries will be reduced to enable the Group to be managed more efficiently, and capital ties will be re-examined as needed to increase profitability.

-	Importance will be placed on collaborative creation with domestic and overseas partners through the aggressive pursuit of strategic alliances, including technical alliances, joint ventures, and business integrations, as Hitachi works to increase earnings.

-	In terms of global operations, collaborative creation with local communities will be promoted through increased recruitment of local people and localization of operations, while reinforcing sales capabilities and the Hitachi brand.

-	Efforts will be made to expand sales of distinctive products with high market shares in order to achieve a significant increase in profitability. Corporate research and development staff will be assigned to business departments to shorten development lead times.

-	Bearing firmly in mind that the maintenance and improvement of quality are key to winning credibility as a manufacturer, thorough quality control will be enforced in research and development, design, manufacturing, and all other departments to strengthen MONOZUKURI (manufacturing) capabilities.

-	Adhering to “business basics and ethics,” internal systems will be operated efficiently to eliminate the execution of business activities that do not comply with laws and regulations. At the same time, Hitachi will push ahead with the fine-tuning of systems that facilitate more efficient business operations.

Hitachi, Ltd. and Subsidiaries

Consolidated Financial Statements

For the Year ended March 31, 2007

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 118 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 30, 2007.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	The years ended March 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2007 (A)	2006 (B)		2007
1. Revenues	10,247,903	9,464,801	108	86,847
2. Operating income	182,512	256,012	71	1,547
3. Income before income taxes and minority interests	202,338	274,864	74	1,715
4. Income before minority interests	39,524	120,516	33	335
5. Net income (loss)	(32,799)	37,320	—	(278)
6. Net income (loss) per share
Basic	(9.84)	11.20	—	(0.08)
Diluted	(9.87)	10.84	—	(0.08)
7. Net income (loss) per ADS (representing 10 shares)
Basic	(98)	112	—	(0.83)
Diluted	(99)	108	—	(0.84)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 934 consolidated subsidiaries, including Variable Interest Entities, and 165 equity-method affiliates.

Consolidated Statements of Operations

	The years ended March 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2007 (A)	2006 (B)		2007
Revenues	10,247,903	9,464,801	108	86,847
Cost of sales	8,088,371	7,387,744	109	68,546
Selling, general and administrative expenses	1,977,020	1,821,045	109	16,754
Operating income	182,512	256,012	71	1,547
Other income	102,987	87,593	118	873
(Interest and dividends)	31,977	24,591	130	271
(Other)	71,010	63,002	113	602
Other deductions	83,161	68,741	121	705
(Interest charges)	37,794	33,265	114	320
(Other)	45,367	35,476	128	384
Income before income taxes and minority interests	202,338	274,864	74	1,715
Income taxes	162,814	154,348	105	1,380
Income before minority interests	39,524	120,516	33	335
Minority interests	72,323	83,196	87	613
Net income (loss)	(32,799)	37,320	—	(278)

Consolidated Balance Sheets

	Yen (millions)		(A)-(B)	U.S. Dollars (millions)
	As of March 31, 2007 (A)	As of March 31, 2006 (B)		As of March 31, 2007
Assets	10,644,259	10,021,195	623,064	90,206
Current assets	5,434,135	5,167,317	266,818	46,052
Cash and cash equivalents	617,866	658,255	(40,389)	5,236
Short-term investments	33,986	162,756	(128,770)	288
Trade receivables
Notes	154,406	127,284	27,122	1,309
Accounts	2,341,609	2,266,097	75,512	19,844
Investments in leases	148,456	143,569	4,887	1,258
Inventories	1,450,258	1,262,308	187,950	12,290
Other current assets	687,554	547,048	140,506	5,827

Investments and advances	1,049,724	1,029,673	20,051	8,896

Property, plant and equipment	2,688,977	2,460,186	228,791	22,788

Other assets	1,471,423	1,364,019	107,404	12,470

Liabilities, Minority interests and Stockholders’ equity	10,644,259	10,021,195	623,064	90,206

Current liabilities	4,667,544	4,121,451	546,093	39,555
Short-term debt and current portion of long-term debt	1,197,607	1,000,555	197,052	10,149
Trade payables
Notes	85,282	68,599	16,683	723
Accounts	1,584,959	1,416,367	168,592	13,432
Advances received	284,704	277,887	6,817	2,413
Other current liabilities	1,514,992	1,358,043	156,949	12,839

Noncurrent liabilities	2,460,169	2,355,164	105,005	20,849
Long-term debt	1,489,843	1,418,489	71,354	12,626
Retirement and severance benefits	818,457	827,669	(9,212)	6,936
Other liabilities	151,869	109,006	42,863	1,287

Minority interests	1,073,749	1,036,807	36,942	9,100

Stockholders’ equity	2,442,797	2,507,773	(64,976)	20,702
Common stock	282,033	282,033	0	2,390
Capital surplus	560,796	561,484	(688)	4,753
Legal reserve and retained earnings	1,713,757	1,778,203	(64,446)	14,523
Accumulated other comprehensive loss	(88,450)	(95,997)	7,547	(750)
(Foreign currency translation adjustments)	(20,906)	(43,426)	22,520	(177)
(Pension liability adjustments)	(146,329)	—	(146,329)	(1,240)
(Minimum pension liability adjustments)	—	(145,903)	145,903	—
(Net unrealized holding gain on available-for-sale securities)	77,883	92,626	(14,743)	660
(Cash flow hedges)	902	706	196	8
Treasury stock	(25,339)	(17,950)	(7,389)	(215)

Note:	Long-term portion of Trade Receivables and Investments in leases as of March 31, 2007 are included in Other assets.

The balances as of March 31, 2006 are reclassified to conform to the March 31, 2007 presentations.

Consolidated Statements of Stockholders’ Equity

	Yen (millions)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
The year ended March 31, 2007
As of March 31, 2006	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773

Decrease arising from equity transaction, net transfer of minority interest, and other		(3,293)	(3,329)			(6,622)
Net income (loss)			(32,799)			(32,799)
Current-period change of accumulated other comprehensive loss				7,547		7,547
Cash dividends			(28,318)			(28,318)
Current-period change arising from treasury stock		2,605			(7,389)	(4,784)

As of March 31, 2007	282,033	560,796	1,713,757	(88,450)	(25,339)	2,442,797

The year ended March 31, 2006
As of March 31, 2005	282,033	565,360	1,779,198	(301,524)	(17,236)	2,307,831

Decrease arising from equity transaction, net transfer of minority interest, and other		(4,026)	(1,671)			(5,697)
Net income			37,320			37,320
Current-period change of accumulated other comprehensive loss				205,527		205,527
Cash dividends			(36,644)			(36,644)
Current-period change arising from treasury stock		150			(714)	(564)

As of March 31, 2006	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773

	U.S. Dollars (millions)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
The year ended March 31, 2007
As of March 31, 2006	2,390	4,758	15,070	(814)	(152)	21,252

Decrease arising from equity transaction, net transfer of minority interest, and other		(28)	(28)			(56)
Net income (loss)			(278)			(278)
Current-period change of accumulated other comprehensive loss				64		64
Cash dividends			(240)			(240)
Current-period change arising from treasury stock		22			(63)	(41)

As of March 31, 2007	2,390	4,753	14,523	(750)	(215)	20,702

Note:	“Legal reserve” and “Retained earnings” have been combined and shown as “Retained earnings”.

Accordingly, figures as of March 31, 2006 have been reclassified.

Consolidated Statements of Cash Flows

	The years ended March 31
	Yen (millions)		U.S. Dollars (millions)
	2007	2006	2007
Cash flows from operating activities
Net income (loss)	(32,799)	37,320	(278)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	472,175	451,170	4,001
Deferred income taxes	20,514	33,815	174
Loss on disposal of rental assets and other property	31,590	8,983	268
(Increase) decrease in receivables	52,599	(94,078)	446
Increase in inventories	(212,028)	(107,069)	(1,797)
Increase in payables	104,987	107,271	890
Other	178,004	253,463	1,509

Net cash provided by operating activities	615,042	690,875	5,212

Cash flows from investing activities
Decrease in short-term investments	25,054	1,104	212
Capital expenditures	(497,771)	(382,386)	(4,218)
Purchase of rental assets, net	(420,156)	(433,364)	(3,561)
Sale (purchase) of investments and subsidiaries’ common stock, net	(99,688)	32,074	(845)
Collection of investments in leases	318,063	419,956	2,695
Other	(111,672)	(138,746)	(946)

Net cash used in investing activities	(786,170)	(501,362)	(6,662)

Cash flows from financing activities
Increase (decrease) in interest-bearing debt	165,359	(203,835)	1,401
Dividends paid to stockholders	(28,243)	(36,509)	(239)
Dividends paid to minority stockholders of subsidiaries	(20,761)	(17,591)	(176)
Other	4,904	(3,703)	42

Net cash provided by (used in) financing activities	121,259	(261,638)	1,028

Effect of exchange rate changes on cash and cash equivalents	9,480	21,665	80

Net decrease in cash and cash equivalents	(40,389)	(50,460)	(342)

Cash and cash equivalents at beginning of year	658,255	708,715	5,578

Cash and cash equivalents at end of year	617,866	658,255	5,236

Segment Information

(1) Industry Segments

	The years ended March 31
	Yen (millions)				(A)/(B) X100 (%)	U.S. Dollars (millions)
	2007 (A)		2006 (B)			2007
Revenues

Information & Telecommunication Systems	2,472,227 21%		2,360,956 21%		105	20,951
Electronic Devices	1,287,492 11%		1,204,407 11%		107	10,911
Power & Industrial Systems	3,022,299 26%		2,805,169 25%		108	25,613
Digital Media & Consumer Products	1,506,073 13%		1,305,658 12%		115	12,763
High Functional Materials & Components	1,794,506 15%		1,600,246 15%		112	15,208
Logistics, Services & Others	1,213,529 10%		1,214,784 11%		100	10,284
Financial Services	500,065 4%		517,975 5%		97	4,238
Subtotal	11,796,191 100%		11,009,195 100%		107	99,968
Eliminations & Corporate items	(1,548,288)		(1,544,394)		—	(13,121)

Total	10,247,903		9,464,801		108	86,847

Operating income (loss)

Information & Telecommunication Systems	60,343 23%		84,687 26%		71	511
Electronic Devices	45,755 18%		20,439 6%		224	388
Power & Industrial Systems	36,391 14%		92,552 28%		39	308
Digital Media & Consumer Products	(58,435 (23	) )%	(35,771 (11	) )%	—	(495)
High Functional Materials & Components	132,399 51%		110,069 34%		120	1,122
Logistics, Services & Others	20,233 8%		19,511 6%		104	171
Financial Services	23,534 9%		35,001 11%		67	199
Subtotal	260,220 100%		326,488 100%		80	2,205
Eliminations & Corporate items	(77,708)		(70,476)		—	(659)

Total	182,512		256,012		71	1,547

Note: Revenues by industry segment include intersegment transactions.

(2) Geographic Segments

	The years ended March 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2007 (A)	2006 (B)		2007
Revenues

Japan

Outside customer sales	7,010,181 57%	6,747,222 61%	104	59,408
Intersegment transactions	1,274,048 11%	1,033,180 9%	123	10,797

Total	8,284,229 68%	7,780,402 70%	106	70,205
Asia

Outside customer sales	1,459,549 12%	1,178,568 11%	124	12,369
Intersegment transactions	561,208 4%	453,823 4%	124	4,756

Total	2,020,757 16%	1,632,391 15%	124	17,125
North America

Outside customer sales	981,098 8%	899,608 8%	109	8,314
Intersegment transactions	89,912 1%	64,486 1%	139	762

Total	1,071,010 9%	964,094 9%	111	9,076
Europe

Outside customer sales	645,354 5%	519,042 5%	124	5,469
Intersegment transactions	37,454 1%	27,390 0%	137	317

Total	682,808 6%	546,432 5%	125	5,787
Other Areas

Outside customer sales	151,721 1%	120,361 1%	126	1,286
Intersegment transactions	21,574 0%	11,182 0%	193	183

Total	173,295 1%	131,543 1%	132	1,469

Subtotal	12,232,099 100%	11,054,862 100%	111	103,662

Eliminations & Corporate items	(1,984,196)	(1,590,061)	—	(16,815)

Total	10,247,903	9,464,801	108	86,847

	The years ended March 31
	Yen (millions)			(A)/(B) X100 (%)	U.S. Dollars (millions) 2007
	2007(A)		2006(B)
Operating income (loss)

Japan	212,316 80%		275,715 83%	77	1,799
Asia	(3,664 (1	) )%	6,727 2%	—	(31)
North America	25,310 9%		23,428 7%	108	214
Europe	23,312 9%		18,702 6%	125	198
Other Areas	8,647 3%		6,555 2%	132	73
Subtotal	265,921 100%		331,127 100%	80	2,254
Eliminations & Corporate items	(83,409)		(75,115)	—	(707)

Total	182,512		256,012	71	1,547

(3) Revenues by Market

	The years ended March 31
	Yen (millions)			(A)/(B) X100 (%)	U.S. Dollars (millions) 2007
	2007(A)		2006(B)

Japan	6,093,627 59%		5,825,156 62%	105	51,641
Asia	1,859,664 18%		1,619,235 17%	115	15,760
North America	1,057,389 10%		968,957 10%	109	8,961
Europe	869,022 9%		748,480 8%	116	7,365
Other Areas	368,201 4%		302,973 3%	122	3,120
Outside Japan	4,154,276 41%		3,639,645 38%	114	35,206

Total	10,247,903 100%		9,464,801 100%	108	86,847

# # #

Hitachi, Ltd.

Unconsolidated Financial Statements

for the Year ended March 31, 2007

(118yen = U.S.$1)

May 16, 2007

	Yen (millions)		(A)/(B)X100	U.S. Dollars (millions)
Income Statements	2007(A)	2006(B)		2007
Revenues	2,785,115	2,713,331	103%	23,603
Cost of sales	2,277,213	2,174,910	105%	19,298
Gross Profit	507,901	538,420	94%	4,304
S.G.A. expenses	574,187	537,365	107%	4,866
Operating income (loss)	(66,285)	1,054	—	(562)
Other income	99,546	98,121	101%	844
Other deductions	70,478	56,484	125%	597
Ordinary income (loss)	(37,217)	42,691	—	(315)
Extraordinary gain	56,803	57,415	99%	481
Extraordinary loss	176,579	63,139	280%	1,496
Income (loss) before income taxes	(156,992)	36,966	—	(1,330)
Current income taxes	(14,375)	(2,258)	636%	(122)
Deferred income taxes	35,432	2,220	—	300
Net income (loss)	(178,049)	37,005	—	(1,509)
Basic EPS (yen and dollars)	(53.44)	11.11	—	(0.45)
Diluted EPS (yen and dollars)	—	11.11	—	—

Balance Sheets	2007/3/31(A)	2006/3/31(B)	(A)/(B)X100	2007/3/31
Current assets	1,927,116	1,850,334	104%	16,331
(Quick assets)	1,525,965	1,457,868	105%	12,932
(Inventories)	277,449	285,697	97%	2,351
(Deferred tax assets)	123,700	106,769	116%	1,048
Fixed assets	1,946,785	1,983,935	98%	16,498
(Investments)	1,395,682	1,393,633	100%	11,828
(Deferred tax assets)	23,127	70,454	33%	196
(Others)	527,976	519,847	102%	4,474
Total assets	3,873,901	3,834,270	101%	32,830

Current liabilities	1,931,985	1,720,326	112%	16,373
Fixed liabilities	755,220	708,713	107%	6,400
(Debentures)	290,000	290,000	100%	2,458
(Long-term loans)	291,088	224,188	130%	2,467
(Others)	174,132	194,525	90%	1,476
Total liabilities	2,687,206	2,429,039	111%	22,773
Net assets	1,186,695	1,405,230	84%	10,057
Liabilities and net assets	3,873,901	3,834,270	101%	32,830

# # #

May 16, 2007

Hitachi, Ltd.

Supplementary Information for the Year Ended March 31, 2007

1. Summary

(1) Consolidated Basis

	(Billions of yen)
	Fiscal 2005		Fiscal 2006		Fiscal 2007 (Forecast)
	(A)	(A)/ FY2004	(B)	(B)/(A)	1st half of FY2007	Note 2	(C)	(C)/(B)
Revenues	9,464.8	105%	10,247.9	108%	4,950.0	104%	10,500.0	102%
C/U(Note 1)(%)	349	—	368	—	—	—	—	—
Operating income	256.0	92%	182.5	71%	90.0	453%	290.0	159%
Income before income taxes and minority interests	274.8	104%	202.3	74%	85.0	329%	300.0	148%
Income before minority interests	120.5	105%	39.5	33%	15.0	—	130.0	329%
Income before minority interests/(Stockholders’ equity + Minority interests )(%)	3.6	—	1.1	—	—	—	—	—
Net income (loss)	37.3	72%	(32.7)	—	(25.0)	—	40.0	—
C/U (Note 1)(%)	101	—	—	—	—	—	—	—
ROE(%)	1.5	—	(1.3)	—	—	—	—	—
Dividend payout ratio (%)	98.2	—	—	—	—	—	—	—
Average exchange rate (yen / U.S.$)	114	—	117	—	110	—	110	—
Net interest and dividends	(8.6)	—	(5.8)	—	—	—	—	—

Notes:	1.	C/U:Consolidated basis / Unconsolidated basis
	2.	1st half of FY 2007 / 1st half of FY 2006

	As of March 31, 2006	As of March 31, 2007
Cash & cash equivalents, Short-term investments (Billions of yen)	821.0	651.8
Interest-bearing debt (Billions of yen)	2,419.0	2,687.4
Number of employees	355,879	384,444
Japan	242,659	250,767
Overseas	113,220	133,677
Number of consolidated subsidiaries (Including Variable Interest Entities)	932	934
Japan	476	450
Overseas	456	484

(2) Unconsolidated Basis

	(Billions of yen)
	Fiscal 2005		Fiscal 2006
	(A)	(A)/ FY 2004	(B)	(B)/(A)
Revenues	2,713.3	104%	2,785.1	103%
Operating income (loss)	1.0	—	(66.2)	—
Ordinary income (loss)	42.6	192%	(37.2)	—
Net income (loss)	37.0	358%	(178.0)	—
Average exchange rate (yen / U.S.$)	114	—	117	—

	As of March 31, 2006		As of March 31, 2007
Cash & cash equivalents, Short-term investments (Billions of yen)	219.2		177.8
Interest-bearing debt (Billions of yen)	621.1		797.6
Number of employees	41,157		41,016

2. Consolidated Revenues by Industry Segment

	(Billions of yen)
	Fiscal 2005		Fiscal 2006(Note 1)		Fiscal 2007 (Forecast)
	(A)	(A)/ FY 2004	(B)	(B)/(A)	1st half of FY2007	Note 2	(C)	(C)/(B)
Information & Telecommunication Systems	2,360.9	104%	2,472.2	105%	1,130.0	98%	2,420.0	98%
Electronic Devices	1,204.4	91%	1,287.4	107%	600.0	93%	1,235.0	96%
Power & Industrial Systems	2,805.1	112%	3,022.2	108%	1,580.0	123%	3,400.0	112%
Digital Media & Consumer Products	1,305.6	102%	1,506.0	115%	785.0	103%	1,630.0	108%
High Functional Materials & Components	1,600.2	106%	1,794.5	112%	890.0	102%	1,810.0	101%
Logistics, Services & Others	1,214.7	97%	1,213.5	100%	575.0	94%	1,200.0	99%
Financial Services	517.9	98%	500.0	97%	230.0	87%	480.0	96%
Eliminations & Corporate items	(1,544.3)	—	(1,548.2)	—	(840.0)	—	(1,675.0)	—

Total	9,464.8	105%	10,247.9	108%	4,950.0	104%	10,500.0	102%

Notes :	1.	On April 1, 2006, Hitachi Air Conditioning Systems Co., Ltd. (Power & Industrial Systems segment) and Hitachi Home & Life Solutions, Inc. (Digital Media & Consumer Products segment) were merged to form Hitachi Appliances, Inc. The new company belongs to the Digital Media & Consumer Products segment.
	2.	1st half of FY 2007 / 1st half of FY 2006

3. Consolidated Operating Income (Loss) by Industry Segment

	(Billions of yen)
	Fiscal 2005		Fiscal 2006(Note 1)		Fiscal 2007 (Forecast)
	(A)	(A)/ FY 2004	(B)	(B)/(A)	1st half of FY 2007	Note 2	(C)	(C)/(B)
Information & Telecommunication Systems	84.6	125%	60.3	71%	(15.0)	—	73.0	121%
Electronic Devices	20.4	55%	45.7	224%	24.0	100%	43.0	94%
Power & Industrial Systems	92.5	126%	36.3	39%	55.0	—	120.0	330%
Digital Media & Consumer Products	(35.7)	—	(58.4)	—	(13.0)	—	(15.0)	—
High Functional Materials & Components	110.0	126%	132.3	120%	58.0	91%	127.0	96%
Logistics, Services & Others	19.5	199%	20.2	104%	5.0	63%	18.0	89%
Financial Services	35.0	113%	23.5	67%	11.0	70%	22.0	93%
Eliminations & Corporate items	(70.4)	—	(77.7)	—	(35.0)	—	(98.0)	—

Total	256.0	92%	182.5	71%	90.0	453%	290.0	159%

Notes :	1.	On April 1, 2006, Hitachi Air Conditioning Systems Co., Ltd. (Power & Industrial Systems segment) and Hitachi Home & Life Solutions, Inc. (Digital Media & Consumer Products segment) were merged to form Hitachi Appliances, Inc. The new company belongs to the Digital Media & Consumer Products segment.
	2.	1st half of FY 2007 / 1st half of FY 2006

4. Consolidated Overseas Revenues by Industry Segment

	(Billions of yen)
	Fiscal 2005		Fiscal 2006		Fiscal 2007 (Forecast)
	(A)	(A)/ FY 2004	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	781.9	114%	913.8	117%
Electronic Devices	448.7	89%	457.0	102%
Power & Industrial Systems	924.8	132%	1,114.0	120%
Digital Media & Consumer Products	544.6	106%	575.3	106%
High Functional Materials & Components	514.0	116%	599.6	117%
Logistics, Services & Others	377.5	96%	436.7	116%
Financial Services	47.7	109%	57.5	121%

Total	3,639.6	111%	4,154.2	114%	4,500.0	108%

5. Overseas Production (Total Revenues of Overseas Manufacturing Subsidiaries)

	(Billions of yen)
	Fiscal 2005		Fiscal 2006
	(A)	(A)/ FY 2004	(B)	(B)/(A)
Overseas production	1,868.2	116%	2,295.1	123%
Percentage of revenues	20%	—	22%	—
Percentage of overseas revenues	51%	—	55%	—

6. Consolidated Capital Investment by Industry Segment (Completion basis, including leasing assets)

	(Billions of yen)
	Fiscal 2005		Fiscal 2006		Fiscal 2007 (Forecast)
	(A)	(A)/ FY 2004	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	123.2	120%	155.6	126%
Electronic Devices	35.7	76%	34.6	97%
Power & Industrial Systems	106.7	109%	151.9	142%
Digital Media & Consumer Products	38.5	100%	83.1	216%
High Functional Materials & Components	84.5	112%	91.8	109%
Logistics, Services & Others	24.1	77%	28.2	117%
Financial Services	570.6	97%	554.8	97%
Eliminations & Corporate items	(28.9)	—	(51.8)	—
Total	954.7	99%	1,048.5	110%	1,140.0	109%
Internal use Assets	397.4	104%	522.9	132%	580.0	111%
Leasing Assets	557.2	97%	525.5	94%	560.0	107%

7. Consolidated Depreciation by Industry Segment

	(Billions of yen)
	Fiscal 2005		Fiscal 2006		Fiscal 2007 (Forecast)
	(A)	(A)/ FY 2004	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	82.7	107%	93.2	113%
Electronic Devices	45.6	105%	37.8	83%
Power & Industrial Systems	79.6	108%	91.7	115%
Digital Media & Consumer Products	40.6	107%	43.5	107%
High Functional Materials & Components	64.3	98%	65.9	102%
Logistics, Services & Others	23.6	101%	23.3	99%
Financial Services	111.8	111%	113.8	102%
Corporate items	2.6	90%	2.6	100%
Total	451.1	106%	472.1	105%	570.0	121%
Internal use Assets	329.6	105%	346.4	105%	440.0	127%
Leasing Assets	121.4	109%	125.7	104%	130.0	103%

8. Consolidated R&D Expenditure by Industry Segment

	(Billions of yen)
	Fiscal 2005		Fiscal 2006		Fiscal 2007 (Forecast)
	(A)	(A)/ FY 2004	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	161.6	98%	157.8	98%
Electronic Devices	47.0	99%	46.0	98%
Power & Industrial Systems	85.5	109%	95.0	111%
Digital Media & Consumer Products	33.4	104%	35.8	107%
High Functional Materials & Components	48.8	113%	50.1	103%
Logistics, Services & Others	4.7	90%	2.5	53%
Financial Services	1.6	72%	1.5	90%
Corporate items	21.9	150%	23.4	107%
Total	405.0	104%	412.5	102%	430.0	104%
Percentage of revenues	4.3%	—	4.0%	—	4.1%	—

9. Consolidated Balance Sheets by Financial and Non-Financial Services

	(Billions of yen)
	As of March 31, 2006	As of March 31, 2007
Assets
Manufacturing, Services and Others
Cash and cash equivalents	602.7	575.2
Short-term investments	119.7	32.0
Trade receivables	2,001.4	2,095.2
Inventories	1,262.2	1,450.7
Investments and advances	921.5	906.5
Property, plant and equipment	2,100.2	2,323.3
Other assets	1,749.8	2,023.5

Total	8,757.8	9,406.7

Financial Services
Cash and cash equivalents	55.4	42.5
Trade receivables	687.1	721.5
Investments in leases	601.0	664.5
Property, plant and equipment	369.6	373.7
Other assets	567.5	639.6

Total	2,280.8	2,442.0

Eliminations	(1,017.5)	(1,204.5)
Assets	10,021.1	10,644.2

Liabilities and Stockholders’ equity
Manufacturing, Services and Others
Short-term debt	753.4	1,088.2
Trade payables	1,440.3	1,612.5
Long-term debt	891.6	934.7
Other liabilities	2,381.0	2,520.4

Total	5,466.5	6,155.9

Financial Services
Short-term debt	820.0	811.7
Trade payables	278.7	335.7
Long-term debt	677.8	709.9
Other liabilities	224.4	292.2

Total	2,001.0	2,149.7

Eliminations	(991.0)	(1,178.0)
Liabilities	6,476.6	7,127.7
Minority interests	1,036.8	1,073.7
Stockholders’ equity	2,507.7	2,442.7
Liabilities, Minority interests and Stockholders’ equity	10,021.1	10,644.2

10. Consolidated Statements of Operations by Financial and Non-Financial Services

	(Billions of yen)
	Fiscal 2005	Fiscal 2006
Manufacturing, Services and Others
Revenues	9,191.6	9,954.6
Cost of sales and selling, general and administrative expenses	8,968.9	9,793.0
Operating income	222.7	161.6
Financial Services
Revenues	517.9	500.0
Cost of sales and selling, general and administrative expenses	482.9	476.5
Operating income	35.0	23.5
Eliminations
Revenues	(244.8)	(206.8)
Cost of sales and selling, general and administrative expenses	(243.0)	(204.2)
Operating income	(1.7)	(2.6)
Total
Revenues	9,464.8	10,247.9
Cost of sales and selling, general and administrative expenses	9,208.7	10,065.3
Operating income	256.0	182.5

Note:	Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

# # #

May 16, 2007

Hitachi, Ltd.

Supplementary Information on Information & Telecommunication Systems,

Displays and Digital Media

Note: *1.	Segment information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems *2

(1) Revenues and Operating Income (Loss) *3

(The upper rows show comparisons to the previous year; billions of yen)
	Fiscal 2006			Fiscal 2007 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	109 1,147.8%	102 1,324.4%	105 2,472.2%	98 1,130.0%	97 1,290.0%	98 2,420.0%
Software & Services	114 536.9%	104 608.4%	108 1,145.3%	96 515.0%	96 585.0%	96 1,100.0%
Software	106 78.4%	95 75.6%	100 154.0%
Services	115 458.5%	106 532.8%	110 991.3%
Hardware	105 610.9%	99 716.0%	102 1,326.9%	101 615.0%	98 705.0%	99 1,320.0%
Storage *4	113 351.2%	110 420.1%	111 771.3%
Servers *5	121 47.3%	95 45.9%	106 93.2%
PCs *6	72 37.0%	60 32.5%	66 69.5%
Telecommunication	86 61.5%	89 57.4%	88 118.9%
Others	103 113.9%	94 160.1%	97 274.0%
Operating income (loss)	60 13.8%	76 46.4%	71 60.3%	— (15.0)	189 88.0%	121 73.0%
Software & Services	75 27.8%	121 56.4%	101 84.2%			97 82.0%
Hardware	—	—	—			—
	(14.0)	(10.0)	(24.0)			(9.0)

Notes:	*2.	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the twelve months ended March 31, 2007 include the operating results of Hitachi GST for the twelve months ended December 31, 2006.
	*3.	Figures for each product exclude intra-segment transactions.
	*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.
	*5.	Figures for Servers include general-purpose computers, UNIX servers, etc.
	*6.	Figures for PCs include PC servers, client PCs (only commercial use from FY2006), etc.

(2) Storage Solutions (except Hard Disk Drives)

(The upper rows show comparisons to the previous year; billions of yen)
	Fiscal 2006			Fiscal 2007 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	114 162.0%	106 186.0%	109 348.0%	100 162.0%	101 188.0%	101 350.0%

(3) Hard Disk Drives *7 *8
(The upper rows show comparisons to the previous year)
	Fiscal 2006				Fiscal 2007
Period recorded for consolidated accounting purposes	1st half		2nd half Jul. 2006 to Dec. 2006	Total Jan. 2006 to Dec. 2006	1st quarter Jan. 2007 to Mar. 2007	Total (Forecast) Jan. 2007 to Dec. 2007
	1st quarter Jan. 2006 to Mar. 2006	Jan. 2006 to Jun. 2006
Shipment Period

Revenues

Yen (billions of yen)	118 130.6%	113 252.3%	116 315.8%	114 568.1%	116 151.0%	112 638.0%
U.S. dollar (millions of dollar)	106 1,115%	104 2,183%	113 2,694%	109 4,877%	113 1,264%	119 5,800%
Operating loss

Yen (billions of yen)	— (5.4)	— (18.4)	— (25.4)	— (43.7)	— (18.0)	— (33.0)
U.S. dollar (millions of dollar)	— (46)	— (159)	— (216)	— (375)	— (150)	— (300)
Shipments (thousand units) *9	110 14,700%	108 29,600%	130 40,400%	120 70,000%	133 19,500%	90,000 -95,000
Consumer and Commercial

1.8/2.5inch *10	133 8,400%	126 16,100%	139 21,600%	133 37,700%	121 10,100%
3.5inch *11	119 5,100%	126 10,800%	145 15,800%	137 26,600%	154 7,900%
Servers *12	128 900%	138 1,900%	111 2,200%	122 4,100%	130 1,200%
Emerging *13	17 350%	18 810%	29 790%	22 1,600%	92 330%

Notes:	*7	Figures include intra-segment transactions.
	*8.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
	*9.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
	*10.	Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.
	*11.	Desktop-PCs, consumer electronics applications (3.5inch), etc.
	*12.	Disk array subsystems, servers (3.5inch), etc.
	*13.	Hand held devices (1inch), automotive (2.5inch), etc.

2. Displays

(1) Revenues and Operating Income (Loss)

(The upper rows show comparisons to the previous year; billions of yen)
	Fiscal 2006			Fiscal 2007 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	107 101.0%	102 99.2%	105 200.3%	94 95.0%	106 105.0%	100 200.0%
Operating income (loss)	— (4.3)	— 4.9	— 0.5	— (2.5)	92 4.5%	360 2.0%

(2) LCD Revenues

(The upper rows show comparisons to the previous year; billions of yen)
	Fiscal 2006			Fiscal 2007 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	107 86.0%	108 91.0%	108 177.0%	99 85.0%	100 91.0%	99 176.0%

3. Digital Media Shipments of Main Products *14

(The upper rows show comparisons to the previous year; thousand units)
	Fiscal 2006			Fiscal 2007 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Optical Disk Drives *15	100 36,000%	106 41,000%	103 77,000%	111 40,000%	110 45,000%	110 85,000%
Plasma TVs *16	178 320%	150 450%	160 770%	156 500%	200 900%	182 1,400%
LCD TVs	222 200%	172 310%	189 510%	175 350%	145 450%	157 800%

Notes:	*14.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.
	*15.	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the twelve months ended March 31, 2007 include the operating results of HLDS for the twelve months ended December 31, 2006.
	*16.	The sum of plasma TV and plasma monitor shipments.

# # #

For Immediate Release

GE, HITACHI SIGN FORMATION AGREEMENT FOR

GLOBAL NUCLEAR ENERGY BUSINESS ALLIANCE

WILMINGTON, N.C. – May 16, 2007 – GE (NYSE: GE) and Hitachi, Ltd. (NYSE: HIT / TSE : 6501) have signed a formation agreement to proceed with previously announced plans to create a global alliance of their nuclear businesses. Based on this agreement, GE and Hitachi will form cross-shareholding companies in U.S., Canada and Japan, subject to government approvals.

The alliance, when formally completed, will combine GE and Hitachi’s nuclear businesses to create one of the world’s foremost nuclear power plant and services operations. The transaction is expected to close in the second quarter of 2007.

Under the formation agreement, GE and Hitachi will forge an alliance that will enable both companies, as well as their customers, to benefit from their combined capabilities and resources.

GE and Hitachi will capitalize on their decades of experience in new plant construction, such as proven modularization and standardization capabilities together with the latest generation reactors including GE’s advanced ESBWR design.

With new reactor fleets being built or planned around the world, the transaction will bring together the type of experience, capacity, and capability that is vital to the delivery of new nuclear power plants on time, within budget and at the highest quality levels.

GE and Hitachi first announced their intent to create a nuclear business alliance in November 2006.

GE’s nuclear business, which recently marked its 50th anniversary in the industry, develops advanced light water reactors and provides a wide array of technology-based products and services to help owners of both boiling and pressurized water reactors safely operate their facilities with greater efficiency and output.

Hitachi has regarded nuclear power systems to be a core business of the Hitachi Group ever since establishing a nuclear systems group at the Hitachi Works in 1955. Since entering into a technology licensing agreement with GE in 1967, Hitachi has worked with GE in the fields of BWR plant construction and maintenance services for BWR plants in operation.

About GE Energy

GE Energy (www.ge.com/energy) is one of the world’s leading suppliers of power generation and energy delivery technologies, with 2006 revenue of $19 billion. Based in Atlanta, Georgia, GE Energy works in all areas of the energy industry including coal, oil, natural gas and nuclear energy; renewable resources such as water, wind, solar and biogas; and other alternative fuels.

About Hitachi

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated sales totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

FOR IMMEDIATE RELEASE

Hitachi Announces Profile of New Nuclear Business Company

Hitachi-GE Nuclear Energy, Ltd.

TOKYO, Japan, May 16, 2007 – Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced that Hitachi and General Electric Company (NYSE:GE) have agreed to establish three new companies to conduct nuclear power business in U.S. and Canada in early June and in Japan on July 1, 2007. This decision was made, based on a November 2006 letter of intent between Hitachi and GE, to create a strategic global alliance for their nuclear businesses. Hitachi, Ltd. announced the profile of a new company “Hitachi-GE Nuclear Energy, Ltd.,” to conduct nuclear power businesses in Japan.

Hitachi initially established Hitachi-GE Nuclear Energy*1) as a wholly-owned company in preparation for the alliance. Hitachi will utilize the corporate split provisions of the Company Law of Japan to transfer its nuclear businesses related to the design, manufacture, installation and maintenance of light water reactor power equipment, fast breeder reactor equipment, nuclear fuel cycle equipment and other related equipment to Hitachi-GE Nuclear Energy on July 1, 2007. Simultaneously, subject to the receipt of appropriate government approvals, Hitachi-GE Nuclear Energy will receive a capital investment from GE that will make Hitachi’s stake 80.01% and GE’s stake 19.99% and the new company will commence operations immediately after the closing of the global alliance transactions.

Exploiting the accumulated know-how and experience of Hitachi and GE, Hitachi-GE Nuclear Energy will use the combined strengths of the two companies to expand businesses in the advanced boiling water reactor and other nuclear power sectors in Japan.

*1)

The company that will succeed nuclear power businesses in Japan was established under the name of Hitachi Global Nuclear Energy, Ltd. on January 4 and was renamed Hitachi-GE Nuclear Energy, Ltd. on March 20.

This	legal entity is to have no operations until the closing of the strategic alliance.

1. Overview of the Corporate Split

(1)	Schedule

May 16, 2007	Entering into Corporate Split Agreement (Hitachi, Hitachi-GE Nuclear Energy)

June 18, 2007	Approval of Corporate Split Agreement by General Meeting of Shareholders (Hitachi-GE Nuclear Energy)

July 1, 2007	Effective Date of Corporate Split

(2)	Method of Corporate Split

Most Hitachi nuclear power businesses of the Hitachi Power Systems Group (transferred businesses) will be transferred to Hitachi-GE Nuclear Energy by the corporate split.

(3)	Share Allocation

Hitachi-GE Nuclear Energy will newly issue 8,000 shares of common stock and allocate all of these shares to Hitachi.

(4)	Reasoning behind Share Allocation

Hitachi can determine a suitable number of shares to be issued in this corporate split because it owns all shares of Hitachi-GE Nuclear Energy. Hitachi determined that Hitachi-GE Nuclear Energy would issue 8,000 shares of common stock and would allocate all of these shares to Hitachi in light of the purpose of this corporate split, which is to establish a collaborative relationship with GE and to develop Hitachi Group’s nuclear businesses.

(5)	Decrease in Capital and Capital Reserves of Hitachi Owing to Corporate Split

The corporate split will not cause any decrease in Hitachi’s capital or capital reserves.

(6)	Treatment of Hitachi Stock Acquisition Rights and Bonds with Stock Acquisition Rights

On the occasion of the corporate split, persons holding Hitachi’s stock acquisition rights will not be issued Hitachi-GE Nuclear Energy’s stock acquisitions rights in place thereof.

(7)	Rights and Obligations to be Transferred to Hitachi GE Nuclear Energy

Hitachi will transfer to Hitachi-GE Nuclear Energy all assets, liabilities and contractual status in contracts related to the transferred businesses as of the day before the effective date of the corporate split.

(8)	Outlook for Fulfillment of Financial Obligations

Hitachi and Hitachi-GE Nuclear Energy have concluded that they have the capability to fulfill the obligations of the respective companies whose maturity date comes on and after the effective date of the corporate split.

2. Profile of the Parties of the Corporate Split

Name	Hitachi, Ltd.	Hitachi-GE Nuclear Energy,Ltd.
Businesses	Development, manufacture and sale of information systems, electronic devices, power and industrial systems, digital media and consumer products, and related services	Businesses related to design, manufacture, installation and maintenance of light water reactor power equipment, fast breeder reactor equipment, nuclear fuel cycle equipment, and related products

Established	February 1, 1920	January 4, 2007

Head office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	1-1, 3-chome, Saiwai-cho, Hitachi City, Ibaraki Prefecture

President	Kazuo Furukawa	Masaharu Hanyu

Capital	JPY 282,033 million	JPY 50 million

Shares outstanding	3,368,126,056	2,000

Total assets	JPY 3,873,901 million	JPY 100 million

Fiscal year end	March 31	March 31

Main shareholders and their holdings	NATS CUMCO 11.30%, State Street Bank and Trust Company 7.33%, The Master Trust Bank of Japan, Ltd. 6.29%	Hitachi, Ltd. 100% *2)

*2)	Hitachi’s stake will be 80.01% and GE’s stake will be 19.99% on July 1, subject to the receipt of appropriate government approvals.

3. Executive Officers of Hitachi-GE Nuclear Energy

Title	Name
Representative Director	Masaharu Hanyu	(General Manager, Nuclear Systems Division, Power Systems, Hitachi, Ltd.)

Director	Katsukuni Hisano	(Senior Advisor, Hitachi,Ltd.)

Director	Akira Maru*	(Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group, Hitachi, Ltd.)

Director	Koji Tanaka*	(Vice President and Executive Officer, General Manager of Hitachi Works and Executive Vice President of Power Systems Group, Hitachi, Ltd.)

One representative from GE will join the Board of Director, at the closing.

Titles in parentheses are as of May 1, 2007. Persons marked with * concurrently holds positions as stated in parentheses.

4. Business Operations to be Transferred to Hitachi-GE Nuclear Energy

(1)	Business operations related to development, design and manufacture of nuclear reactor equipment (excluding Hitachi nuclear reactors for training), radioactive waste processing equipment and nuclear fuel cycle equipment (collectively called nuclear reactor equipment), and related products under the charge of the nuclear power-related divisions of the Power Systems Group of Hitachi.

(2)	Business operations related to marketing of the products set out in above, but excluding marketing of products supervised by the Total Solutions Division of Hitachi.

(3)	Installation and maintenance businesses related to the businesses set out above.

(4)	Any and all businesses related to the businesses set out above.

5. Assets and liabilities to be transferred to Hitachi-GE Nuclear Energy (as of September 30, 2006)

Item	Book value
Assets	JPY 100,829 million
Liabilities	JPY 89,314 million

6. Status of Hitachi-GE Nuclear Energy Following Corporate Split

Item	Details
Name	Hitachi-GE Nuclear Energy Ltd.
Head office	1-1, 3-chome, Saiwai-cho, Hitachi City, Ibaraki Prefecture
Representative Director	Masaharu Hanyu
Capital	JPY 5,000 million
No. of employees	Approx. 1,500
Main businesses	Businesses related to design, manufacture, sale, installation and maintenance of light water reactor power equipment, fast breeder reactor equipment, nuclear fuel cycle equipment, and related products

7. Status of Hitachi Following Corporate Split

(1)	There will be no change in the name, business activities, head office or President of Hitachi.

(2)	The corporate split will have negligible impact on Hitachi’s consolidated operating result.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated sales totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #